

Mail Stop 3561

January 12, 2017

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Rouhu District, Taipei, Taiwan (Republic of China) 11493

  Re: Imperial Garden & Resort, Inc.
    Amendment No. 1 to
    Draft Registration Statement on Form F-1
    Submitted December 29, 2016
    CIK No. 0001688470

Dear Mr. Lo:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement Cover Page

1. We note your response to our prior comment 3 and reissue. Please refer to the last paragraph. Please move the "Subject to Completion" legend to the prospectus cover page. Please also revise so that the legend matches the language contained in Item 501(b)(10) of Regulation S-K. In this regard, we note that you included a legend in the prospectus summary and not on the prospectus cover page. We also note that an incorrect legend is still on the bottom of the registration statement cover page.

Prospectus Cover Page

2. Please refer to the fifth paragraph. We note that the second sentence references that the offering period will be up to 90 days and the last sentence references that the offering period will be up to 120 days. Please reconcile and revise as applicable.

Prospectus Summary, page 2

Summary of Financial Operations, page 5

3. Please revise the second paragraph to also disclose the amounts owed to related parties and shareholders of $2,910,615 and $45,805,075, respectively, as of June 30, 2016.

Taxation, page 98

4. Please file tax opinions with respect to the British Virgin Islands and Republic of China tax consequences described in this section. Refer to Item 601(b)(8) of Regulation S-K. In the alternative, please tell us why you believe that such tax consequences are not material to an investor in this offering. Refer to Section III.A.2 of Staff Legal Bulletin No. 19.

Undertakings, page II-3

5. We note your response to our prior comment 23 and reissue in part. Please revise to include all undertakings required by Item 512 of Regulation S-K. In this regard, we note that you have not provided the undertakings required by Item 512(a)(6).

Signatures, page II-4

6. We note your response to our prior comment 24 and reissue in part. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and controller or principal accounting officer. To the extent that someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Instructions for Signatures on Form F-1. In this regard, we note that Young-Yi Hsiao and Yu-Wen Keng signed on behalf of the company and not in their individual capacities on the second half of the signature page. We also note that Fun-Ming Lo's signature line on the second half of the signature page does not include his Chief Executive Officer designation. Please revise as applicable.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
       Sichenzia Ross Ference Kesner LLP